NETLIST, INC.
475 Goddard
Irvine, California 92618

November 27, 2006

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Netlist, Inc.
Registration Statement on Form S-1 (File No. 333-136735)

Dear Sir or Madam:

In connection with the letter delivered to the Securities and Exchange Commission (the “Commission”) by Netlist, Inc., a Delaware corporation (the “Company”) on November 27, 2006, requesting that the effective date of its Registration Statement on Form S-1 (the “Filing”) be accelerated, and as requested by the Commission in its letter to the Company dated September 12, 2006, the Company acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

NETLIST, INC.

By:	/s/ Lee Kim
Lee Kim
Vice President, Chief Financial Officer
and Secretary